UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
___________________________________

For the month of August, 2010

Commission File Number: 001-34152

WESTPORT INNOVATIONS INC.
___________________________________
(Translation of registrant's name into English)

Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits

99.1	Business Acquisitions Report dated September 14, 2010
99.2	Schedule 1 - Audited OMVL S.P.A Consolidated Financial Statments for the Year Ended December 31, 2009 with 2008 Unaudited Comparative Consolidated Financial Statements
99.3	Schedule 2 - Unaudited OMVL S.P.A Interim Condensed Consolidated Financial Statements for the Three and Six Months Ended June 30, 2010 and 2009
99.4	Schedule 3 - Unaudited Pro Forma Condensed Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Innovations Inc.
(Registrant)

Date: September 15, 2010	By:	/s/ Bill Larkin
Bill Larkin
	Title:	Chief Financial Officer